1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

October 1, 2020

VIA EDGAR

Deborah L. O'Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:     iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,399

Dear Ms. O'Neal:

This letter responds to your comments with respect to post-effective amendment ("PEA") number 2,399 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act") on behalf of iShares BB Rated Corporate Bond ETF (the "Fund"), a series of the Trust.

The Securities and Exchange Commission staff (the "Staff") provided comments to the Trust on September 29, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's Prospectus unless otherwise defined in this letter.

Comment 1: Please confirm whether the Fund anticipates that it will incur Acquired Fund Fees and Expenses ("AFFE"). If the Fund were to incur AFFE, please confirm that the disclosure will be updated to disclose, for example, whether the Fund will incur AFFE or whether the Fund's adviser will pay for or reimburse the Fund for the equivalent of any AFFE incurred by the Fund.

Response: The Trust does not currently anticipate that the Fund will incur AFFE in excess of 0.01% of the average net assets of the Fund. The Trust notes that the Fund's investment advisory agreement does not currently provide for the adviser to pay for or reimburse the Fund for AFFE. If, at a later date, it is determined that the Fund will incur AFFE in excess of 0.01%, the Trust will update the Fees and Expenses table in the summary prospectus accordingly and will include disclosure that the investment advisory agreement does not provide that the adviser will pay for or reimburse the Fund for AFFE.

Comment 2: On page S-2, under "Principal Investment Strategies," please disclose that securities rated BB+ and below are commonly referred to as "junk bonds."

Securities and Exchange Commission

October 1, 2020

Response: The Trust has updated the second-to-last sentence in the second paragraph under "Principal Investment Strategies" on page S-2 as follows (updates in bold and underline):

Securities Rated BB+ and below are generally considered non-investment grade (commonly referred to as "junk bonds").

Comment 3: Please reorder the principal risks in order of importance for the top two to three risks rather than listing all of the risks alphabetically. (Please see ADI 2019-08.)

Response: The Trust has reordered the top five principal risk factors in both the summary and statutory prospectus so that the most significant risks to the Fund, based on the currently expected impact to the Fund's net asset value and the name of the Fund, are listed first. The remainder of the principal risks of the Fund have also been reordered in order of importance. The order of the risk factors may not reflect the risks actually experienced by investors from investing in the Fund as the relative risks of market, political or other areas is always changing and is difficult to predict.

Comment 4: In the context of the Fund's liquidity risk management program and 144A privately issued securities, please include disclosure in the SAI regarding the role of the Trust's board, and the factors taken into account, when determining the relative liquidity of a 144A security.

Response: On page 7 of the SAI, the Trust has added the following under "Privately Issued Securities":

The Board has adopted policies and procedures and appointed BFA as the administrator of the Liquidity Program, which includes the assessment of the liquidity of Restricted Securities. In making determinations regarding the liquidity of a Restricted Security, BFA will take into account relevant market, trading and investment-specific considerations. Additional characteristics that may be considered in determining the liquidity of Restricted Securities include: (a) the existence of an active market, including whether the security is listed on an exchange as well as the number, diversity and quality of market participants; (b)frequency of trades or quotes; and (c) restrictions on trading.

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Securities and Exchange Commission

October 1, 2020

Sincerely,

/s/ Anne C.Choe Anne C. Choe

cc:Deepa Damre Smith Benjamin J. Haskin James W. Hahn Michael Gung George Rafal    Jakob D. Edson